Federal Express & Fax – 202-772-9220

June 11, 2009

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Scripps Networks Interactive, Inc.
Schedule TO-I
Filed June 1, 2009
File No. 5-84128

Dear Ms. Duru:

I am writing in response to your comment letter dated June 8, 2009 with respect to the Schedule TO-I filed by Scripps Networks Interactive, Inc. (“SNI” or the “Company”) in connection with its offer to certain current employees and directors to issue restricted shares of SNI in exchange for certain outstanding stock options (the “Exchange Offer”). SNI also is filing herewith Amendment No. 1 (the “Amendment”) to its Schedule TO-I filed on June 1, 2009. Our responses to each of your comments, following the text of each comment, are set forth below:

Schedule TO-I

Exhibit (a)(1)(i); Offer to Exchange

General

1.	In your response letter, tell us how you disseminated the Offering Memorandum. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the Eligible Holders and the manner in which they typically receive company communications. We may have additional comments.

We disseminated the Offer to Exchange solely by notifying eligible employees and directors by email of the availability of the Offer to Exchange and related documents on our dedicated offer website. We believe that this was an appropriate method for disseminating information

Melissa Campbell Duru

June 11, 2009

with respect to the Exchange Offer based on the staff’s commentary in Release No. 33-7288 dated May 15, 1996 (the “1996 Release”) and Release No. 34-42728 dated May 4, 2000 (the “2000 Release”). The 1996 Release provides examples of the appropriate use of electronic media to satisfy disclosure delivery obligations under the federal securities laws. One of the examples states that an issuer may disseminate disclosure documents by electronic mail to employees who use the company’s email in the ordinary course of performing their duties as employees and ordinarily are expected to log-on to email routinely to receive mail and communications (or have an alternative means of receiving email messages, such as having them sent to secretaries or co-workers who then deliver them to the employee). Under the example, the email must either include the actual disclosure document or announce the availability of the document and provide information on how to access the document through the local area network. The 1996 Release also requires that the email prominently state that a paper version of the document is available upon request. The 2000 Release (in footnote 106) confirmed that this example from the 1996 Release continued to be valid.

In the case of our Exchange Offer, all of the approximately 250 eligible option holders are currently employees or directors. Prior to commencing the Exchange Offer, we confirmed that all of the eligible option holders have daily access to a computer and the Internet, and typically access email systems on a daily basis in the ordinary course of performing their duties as employees and directors. Our employees and directors are expected to log-on to their email accounts routinely to receive mail and communications. As further described in response to comment #2 below, our employees and directors routinely use the Internet as the sole means of participating in company programs, activities and transactions.

On June 1, 2009, the commencement date of our Exchange Offer, we sent each of our eligible option holders an email announcing the availability of the Exchange Offer documents on our offer website at https://www.sniexchange.com. We then provided specific instructions for logging-on and accessing the Exchange Offer documents on the website. Our email prominently stated in bold type that we would provide eligible option holders with a paper version of the Exchange Offer documents without charge upon their request, and provided appropriate contact information for requesting paper versions.

Given the foregoing, we believe that we have satisfied the requirements for electronically disseminating disclosure documents as permitted by the 1996 Release and the 2000 Release.

Important, page 5

2.

You disclose throughout the offer to purchase that the only means to tender and withdraw is electronically by means of the Offer Web Site. There is no indication, however, as to the accommodations, if any, that you will provide to any eligible employee who may not have Internet access. Explain why you believe limiting the

Melissa Campbell Duru

June 11, 2009

manner in which option holders may tender into the Offer in this manner is appropriate, taking into account the characteristics of the eligible option holders and any other factors you believe are relevant under the facts presented.

We elected to require that all tenders and withdrawals in the Exchange Offer be made through the offer website only after determining, based on a number of factors, that this limitation would not impose any meaningful restriction on the ability of any eligible option holder to tender or withdraw their options in the Exchange Offer. We also concluded that limiting tenders and withdrawals to the online offer website would create a more efficient and easier to use system for all participants.

Before reaching these conclusions, we confirmed that all eligible option holders have daily access to the Internet. We also considered that all eligible option holders routinely participate in company programs, transactions and other activities that are offered exclusively online. Our company has embraced a green culture and has a practice of administering processes and communicating electronically. Most of our internal communications are delivered only via email, and a number of our employee programs are managed online (similarly, we also post all of our board of directors materials online in preparation for board meetings and have regularly communicated with directors via email). Our annual benefits open enrollment process and stock option administration process are just two of our ongoing programs that are online-only. The manner in which employees interface with these programs is very similar to the manner in which eligible option holders will interface with the Exchange Offer website; therefore, we believe that eligible option holders will be quite comfortable in relying solely on the Internet for purposes of making tenders and withdrawals under the Exchange Offer.

In addition to concluding that limiting tenders and withdrawals to the online offer website would not impose any meaningful restriction on the ability of any eligible option holder to make tenders and withdrawals, we also believe that the online-only limitation offers several real advantages in the form of greater efficiency and ease of use. With the online-only system, the status of an eligible option holder’s options (e.g., tendered, not tendered or tendered and withdrawn) will always be kept current, allowing participants to access the status of their options in “real time” and avoiding the possible lag of up to several days in the timeliness of information that otherwise might occur if paper-based tenders and withdrawals were permitted. Similarly, with the online only system, electronic confirmation of actions taken by tendering or withdrawing option holders is available to them virtually instantaneously, allowing them to quickly verify that the action they have taken is the action they intended. We also believe that the online system is simpler for participants to use than a paper based system in which they must take the additional step after completing their forms of physically sending the documents by an acceptable non-electronic means of delivery. We

Melissa Campbell Duru

June 11, 2009

already have received multiple favorable comments from participants concerning the ease and simplicity of using the offer website.

Given that all of our eligible option holders have access to the online website and are comfortable and accustomed to the manner in which the Exchange Offer is being administered and given that we believe the online-only system is more efficient and easier for participants to use then other alternatives, we believe that limiting the manner in which the eligible option holders may tender and withdraw shares as part of the Exchange Offer is acceptable under the issuer tender offer rules and provides benefits to the participants and the Company that would not otherwise be available.

3.	See our last comment above. We note your disclosure throughout the offer to purchase indicating that tenders submitted by means other than through the Offer Web Site, such as via hand delivery, interoffice, U.S. mail (or other post), Federal Express (or similar delivery service), facsimile and email, will not be permitted and will not be accepted. Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable.

Please see our response to comment #2. We do not believe that restricting the use of other means of tendering options for exchange imposes any meaningful burden on participants. We also believe that, under the circumstances, this limitation is acceptable under the issuer tender offer rules.

4.	See the last two comments above. Under this heading and in Section 5, you disclose that withdrawals may only be submitted through the Offer Web Site. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

Please see our response to comments #2 and #3. In addition, we believe that an online withdrawal process is consistent with the timing provisions of Rule 13e-4(f)(2). Our offer documents permit eligible option holders to withdraw from the Exchange Offer during each of the time periods specified in Rule 13e-4(f)(2).

Summary Term Sheet-Questions & Answers page 7

Can the offer be modified page 9

5.	Please clarify the means by which modifications to the offer will be communicated or disseminated. We refer you to Rule 13e-4(d)(2).

Melissa Campbell Duru

June 11, 2009

Rule 13e-4(d)(2) requires us to provide notice of a modification to the Exchange Offer in a manner reasonably calculated to inform eligible option holders of the change. We would electronically disseminate notice of any modifications to the Exchange Offer to eligible option holders in the same manner as we disseminated the Offer to Exchange. As described in our response to comment #1, we meet the requirements for use of electronic delivery outlined by the staff in the 1996 Release and the 2000 Release.

Section 7. Conditions of the Exchange Offer, page 18

6.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. With this in mind, please clarify the statement in the last bullet point of conditions on page 27. Would the enactment of “any” rule or regulation, whether or not such enactment materially impacted the company, result in a trigger of this condition? As drafted, the condition appears to be overly broad. Please revise your disclosure to clarify the circumstances in which this condition would be deemed to apply.

We have modified the bullet point you reference in our revised Offer to Exchange attached as an exhibit to the Amendment so that it provides that the Exchange Offer is conditioned on the non-occurrence of “any rules or regulations by any governmental authority, the New York Stock Exchange, or other regulatory or administrative authority or any national securities exchange enacted, enforced, or deemed applicable to us that will or are likely to result in a material impairment of the contemplated benefits of the Exchange Offer to us (see Section 3 of the Exchange Offer for a description of the contemplated benefits of the Exchange Offer to us).” The underlined added language clarifies the circumstances in which this trigger event would be deemed to apply.

7.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

We confirm that if an offer condition is triggered by events during the offer period, we promptly will inform eligible option holders how we intend to proceed, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer period.

Melissa Campbell Duru

June 11, 2009

Section 15, Extension of Offer, Termination; Amendment, page 39

8.	Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

We are revising this sentence in the revised Offer to Exchange attached as an exhibit to the Amendment to remove the word “oral.” As a result, any notice of termination or postponement of the Exchange Offer will be made only by public announcement, written or electronic notice or otherwise as permitted by applicable law.

SNI hereby acknowledges each of the following:

•	SNI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SNI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at 513-824-3233 or David Neuhardt of Thompson Hine LLP (who is assisting us in this matter and who spoke to you on June 9) at 937-443-6775.

Sincerely,

A.B. Cruz III

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